IMAC Holdings, Inc.
3401 Mallory Lane, Suite 100
Franklin Tennessee 37067

February 14, 2025

VIA EDGAR

United States Securities and

Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1
File No. 333-280184
Acceleration Request

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IMAC Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1, File No. 333-280184 be accelerated so that it will become effective at 4:30 p.m. (eastern time), on February 14, 2025, or as soon thereafter as practicable.

Very truly yours,

IMAC HOLDINGS, INC.

/s/ Faith Zaslavsky
Faith Zaslavsky
Chief Executive Officer